UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

09060J106 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark A. Sirgo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

838,285 shares of Common Stock, which assumes conversion of shares of Series A Preferred Stock and exercise of options to purchase shares of Common Stock

  6.    Shared Voting Power

                0

  7.    Sole Dispositive Power

838,285 shares of Common Stock, which assumes conversion of shares of Series A Preferred Stock and exercise of options to purchase shares of Common Stock

  8.    Shared Dispositive Power

                0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

838,285 shares of Common Stock, which assumes conversion of shares of Series A Preferred Stock and exercise of options to purchase shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.

Percent of Class Represented by Amount in Row (9)

6.65% of the class of Common Stock, which assumes conversion of shares of Series A Preferred Stock and exercise of options to purchase shares of Common Stock

12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

BioDelivery Sciences International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

185 South Orange Avenue, Admin. Building 4, Newark, New Jersey 07103

Item 2.	(a)	Name of Person Filing:

Mark A. Sirgo

	(b)	Address of Principal Business Office or, if none, Residence:

3100 Stone Gap Court, Raleigh, North Carolina 27612

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $.001

	(e)	CUSIP Number:

09060J106

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)c), check whether the person filing is a:

None

Item 4.	Ownership.

Mr. Sirgo is the beneficial owner of 838,285 shares of common stock, or 6.65% of the issued and outstanding common stock of the Issuer. Such beneficial ownership consists of (i) 20,300 shares of common stock, par value $.001; (ii) options to purchase 20,571 shares of common stock, par value $.001; and (iii) 797,414 shares of Series A Preferred Stock which are convertible into shares of common stock on a 1 for 1 basis. The Series A Preferred Stock is eligible for conversion upon FDA approval of the first proposed product of Arius Paharmaceuticals, Inc.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and wree not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

/s/ Mark A. Sirgo
Mark A. Sirgo